March 12, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brian Cascio
Accounting Branch Chief
Division of Corporation Finance

Re:	Agilent Technologies, Inc.
Form 10-K for Fiscal Year Ended October 31, 2006
Filed December 22, 2006
File No. 000-15405

Dear Mr. Cascio:

On behalf of Agilent Technologies, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 27, 2007 with respect to the Company’s Form 10-K for its fiscal year ended October 31, 2006 (the “Form 10-K”).  The numbered paragraph below corresponds to the numbered comment in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended October  31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 33

Critical Accounting Policies and Estimates, page 34

Share-based compensation, page 36

1.                                      We see that during fiscal year 2006 you used the implied volatility of your publicly traded stock options to estimate the stock price volatility, while in 2005 you used equally weighted historical volatility and market-based implied volatility.  Please tell us why you determined that implied volatility is more reflective of market conditions and a better indicator of expected volatility.  Your explanation should include (a) why you changed your method of determining estimated volatility and (b) why you now only use implied volatility and not a combination of historical volatility and implied volatility.  Your response should also include your evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1.  In future filings, provide the disclosure in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR-72.

Agilent Technologies, Inc. uses the implied volatility of our publicly-traded stock options to estimate the future stock price volatility for the purposes of valuing our stock-based compensation.

We believe this market-based methodology produces the best estimate that is representative of future volatility over the expected option term.

We have stopped using historical volatility to estimate the stock price volatility because historical volatility was influenced by factors that are not relevant to the future performance of our company, such as the recent restructuring of our company as well as our exit from the semiconductor and semiconductor test equipment markets.  The semiconductor and semiconductor test equipment markets have a different volatility than the markets we are presently servicing.  In addition, we believe that the market for our publicly-traded options is well-established.

In coming to the decision to use the implied volatility, we have considered the factors listed in Question 3 of SAB Topic 14.D.1.  For example, we examined, among other factors, the activity of the market in which our options are traded and our ability to match the terms of the traded options with the employee awards we needed to value.  Furthermore, our publicly traded options meet all of the criteria listed in Staff Accounting Bulletin No. 107 (and set forth below) that allow companies to rely exclusively on implied volatility:

•                  We use the Black-Scholes-Merton model that is based upon a constant volatility assumption.

•                  We derive our implied volatility from actively traded options.

•                  The market prices of the publicly-traded options that we use to derive our implied volatility are measured at or very close to the date of grant of the options we are valuing.

•                  The publicly-traded options have exercise prices close to the exercise price of the options we are valuing.

•                  The remaining maturity of the publicly-traded options is at least one year, and generally about two years.

As Question 2 of SAB Topic 14.D.1 addresses factors to be considered in calculating historical volatility and we have met the criteria set forth in Staff Accounting Bulletin No. 107 that allow companies to rely exclusively on implied volatility, we respectfully submit that an evaluation of the factors listed in Question 2 of SAB Topic 14.D.1 is unnecessary.

In future annual filings, starting with our first quarter Form 10-Q for 2007, we will, in accordance with the disclosure requirements in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR-72, add the following disclosure to the critical accounting policy section of our Management’s Discussion and Analysis:

“We estimate the stock price volatility using the implied volatility of Agilent’s publicly traded, similarly priced, stock options.   We have determined that implied volatility is more reflective of market conditions and a better indicator of expected volatility than using historical volatility or a combined method of determining volatility.   In reaching this conclusion, we have considered many factors including the extent to which our options are traded and our ability to find traded options with similar terms and prices to the options we are valuing.  A 10 percent increase in our estimated volatility from 29.5 percent to 39.5 percent would generally increase the value of an award and the associated compensation cost by approximately 20 percent if no other factors were changed.”

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The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Please feel free to contact the undersigned at (408) 345-8070 should you have any questions or comments.

Sincerely,

/s/ Adrian T. Dillon

Adrian T. Dillon
Executive Vice President, Finance and Administration, Chief Financial Officer

cc:	Anna Campisi
Alison Hare
Didier Hirsch
Marie Oh Huber
Craig Nordlund